SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEVANT FACT
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José, 20 – Grupo 1602, parte
Rio de Janeiro/RJ
CNPJ No. 33.042.730/0001-04

COMPANHIA SIDERÚRGICA NACIONAL informs that the company’s Board of Directors has approved on this date the proposal to be submitted to the Special Shareholders Meeting, relative to the split in the number of company’s shares, so as to make its shares more liquid in the market. The split shall be at a ratio of 1 by 3, that is, each capital stock share will be represented by 4 shares. Thus, the amount of shares making up the company’s capital stock, as per article 5 of its By-laws, which is in the amount of 71,729,261,430 shares, will be 286,917,045,720. For the shareowner, there will be no change over financial amount. This decision will be subject to the next Special Shareholders Meeting of the company, to be held on the same date as the next General Shareholders Meeting.

Rio de Janeiro, March 9, 2004. Companhia Siderúrgica Nacional Lauro Henrique Campos Rezende Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.